UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 31, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES IMPLEMENTATION OF SUMMER HOLIDAY PROGRAM FOR CHILDREN OF
GROUP’S EMPLOYEES
Moscow, Russia – August 31, 2011 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, continues the tradition of providing corporate recreation for children of the Group’s employees.
In line with Mechel OAO’s corporate program on recreation and health rehabilitation for employees’ children, the company has this year, for the eighth year in a row, been providing trips to health resorts for the summer holidays.
Mechel’s enterprises cover most of the tours’ cost for their employees. In 2011, some 4,000 children of the Group’s staff benefited from the recreation and health program.
This year, over 3,000 children spent part of their summer vacations in recreation camps located in the regions where Mechel enterprises are located, including those camps belonging to the Group. Each of these facilities provided many opportunities for active recreation and health rehabilitation and made four sessions this summer to accommodate all of the kids.
Also, in August the company held its annual corporate children’s recreation program called “Mechel Country”. The company brought 962 children from every
Mechel enterprise to the Black Sea coast resort in the Krasnodar Region’s Tuapse area. For the third year in a row the resort has offered a whole shift exclusively for Mechel children. Children were provided with five meals a day, care of professional counselors, sea swims, a trip to a dolphinarium, and various excursions. The program was oriented not only toward helping kids make friends, but also learn more about the enterprises where their parents work.
Children’s health and recreation are an important component of Mechel’s social and welfare programs. The company seeks to provide its staff’s children with the best available care and involve as many children as possible.
***
Mechel OAO
Ekaterina Videman
Phone: + 7 495 221-88-88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, ferrochrome, ferrosilicon, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: August 31, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO